Wright Group of Funds
440 Wheelers Farm Road
Milford, Connecticut 06461

August 8, 2012

Via Edgar Correspondence

Ms. Kimberly Browning
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement filed July 6, 2012 by Wright Managed Equity Trust (File No. 811-03489) and Wright Managed Income Trust (File No. 811-03668) with respect to the following funds:

Wright Selected Blue Chip Equities Fund
Wright Major Blue Chip Equities Fund
Wright International Blue Chip Equities Fund
Wright Current Income Fund
Wright Total Return Bond Fund

Dear Ms. Browning:

This letter responds to comments provided by you and Mr. Richard Pfordte as members of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on July 19, 2012 to Timothy Silva and Kasey Lekander of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Wright mutual funds referenced above (the “Funds” and the “Registrants”), concerning the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) that the Registrants filed with the Commission on July 6, 2012. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Proxy Statement. Page numbers referred to herein are to the page numbers of the Proxy Statement as filed with the Commission.

The definitive Proxy Statement relates to a Meeting of shareholders of the Funds being called to consider and approve a new investment advisory agreement between each Fund and Wright Investors’ Services LLC and to transact such other business as may properly come before the Meetings. The comments of the Commission staff have been summarized below, and each is followed by the Registrants’ response.

Comment 1

Provide the Tandy statement in the Registrants’ response letter.

Response 1

Accepted. The Registrants accept responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrants acknowledge that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Registrants further acknowledge that they may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2

The comparison of the existing advisory fees payable by the Funds to Wright is currently located in Appendix C of the Proxy Statement. Please relocate the comparison to the body of the Proxy Statement, immediately preceding the vote, and change the heading to “Additional Information Regarding the Terms of the Investment Advisory Agreement.”

Response 2

Accepted. The Registrants have made the requested changes.

Comment 3

Please confirm that there is no proposed change in the amount of the advisory fee currently paid by any Fund under the New Investment Advisory Agreements.

Response 3

Confirmed. The advisory fee currently paid by each Fund will not change under the Fund’s New Investment Advisory Agreement.

Comment 4

In the footnotes accompanying the advisory fee comparison, please identify the term of the proposed expense limitation arrangement for each Fund in addition to the term of the current expense limitation arrangement.

Response 4

Accepted. The Registrants have made this change.

Comment 5

Please include in either the Notice to Shareholders or the President’s Letter at the beginning of the Proxy Statement a statement that the New Investment Advisory Agreements do not contain any material changes to the terms or fees of the Current Investment Advisory Agreements.

Response 5

Accepted. The Registrants have included this language in the President’s Letter to Shareholders, which is filed with the definitive Proxy Statement and immediately precedes the Shareholder Notice at the beginning of the Proxy Statement.

Comment 6

Please include in your response letter the date on which the assignment of the Current Investment Advisory Agreements will occur, and if the assignment did not occur on the date of the signing of the Agreement and Plan of Merger by Winthrop, please explain why.

Response 6

The assignment of the Current Investment Advisory Agreements described in the Proxy Statement will occur upon the closing of the Merger.  There was no change of control of Wright (and therefore no resulting assignment the Current Investment Advisory Agreements) upon the signing of the Agreement and Plan of Merger because the merger transaction that would result in the change of control has not yet occurred.  Rather, Winthrop’s control is unchanged and will not change until the closing of the Merger and only in the event the closing conditions in the Agreement and Plan of Merger are satisfied.

Comment 7

In the description of the Merger, you state that the “amount of Merger Consideration is subject to two (2) downward adjustments based upon the levels of Wright’s revenue run rate attributable to its investment advisory business (including the Funds) and Winthrop’s working capital on the Closing Date. Accordingly, the Merger Consideration can be reduced to less than approximately $6.6 million.” Please explain this concept in plain English in the Proxy Statement.

Response 7

Accepted. The description of the potential downward adjustment in the amount of Merger Consideration has been revised.

Comment 8

Please describe how the potential, if any, for the downward adjustment based on revenue run rate may create a conflict of interest for Wright in the manner in which it manages the Funds, particularly with respect to the period of time over which Wright’s revenue run rate attributable to its investment advisory business is calculated.

Response 8

The calculation of the potential downward adjustment based on revenue run rate is not affected by revenue generated by the Funds or the net asset value of the Funds for any future periods.  Therefore, the management of the Funds has no relationship to this adjustment and does not result in an actual or potential conflict of interest for Wright in the manner in which it manages the Funds.  Similarly, the working capital adjustment is simply intended to ensure that the amount of the Adviser’s working capital is properly taken into account in the purchase price and has no bearing on the management of the Funds.

Comment 9

The third paragraph of the section of the Proxy Statement entitled “Description of the Merger” references certain conditions to the closing of the Merger. Although not much detail is necessary, please include additional information regarding these “various conditions” to the extent they are material to the Funds and their investors in connection with the Proxy Statement.

Response 9

As discussed with Fund counsel telephonically, the additional conditions referenced in the Proxy Statement are standard transaction closing conditions that are not within the scope of what we believe would be material to the Funds and their investors in connection with the Proxy Statement.

Comment 10

The second paragraph following the heading “Board Approvals and Considerations” describes the materials received by the Trustees in connection with their consideration of the New Investment Advisory Agreements. Please list any additional information provided to the Trustees in connection with such consideration.

Response 10

The Trustees received no other materials in addition to the materials described in the referenced paragraph in connection with their considerations of the New Investment Advisory Agreements.

Comment 11

In the paragraph that begins at the bottom of Page 4 of the Proxy Statement with the language “[i]n connection with the Board’s review of the New Investment Advisory Agreements...” the first bullet point states that “Wright has no present intention to alter the advisory fee rates and expense arrangements currently in effect for the Funds for a period of two years from the date of the closing of the Merger.” Please add a statement that any future increase in the advisory fee rates payable by a Fund would require approval by the shareholders of such Fund.

Response 11

Accepted. The Registrants have added the requested language.

Comment 12

Please refine and expand the description of the current and proposed expense limitation agreements, including the current amount of expense waivers and a confirmation that the new arrangement will be made at the same net expense level.

Response 12

Accepted. The Registrants have included language describing the expense limitation agreements in the section titled “Board Approvals and Considerations – The Funds’ Fee Rates, Expenses and Performance.” The Registrants further confirm that the proposed expense arrangement will result in the same net expense level as currently in place for each Fund.

Comment 13

Please confirm that the Funds are aware that contractual expense limitation agreements referred to in the Proxy Statement must provide that fee waivers will remain in place for at least the life of the Funds’ prospectus in order to allow the Funds the ability to make beneficial disclosure of the waivers in the fee table in the prospectuses.

Response 13

Confirmed.

Comment 14

The third bullet point at the top of page 5 of the Proxy Statement states that Winthrop and/or NPDC have agreed to pay the costs of the Funds in connection with the consideration of the Merger by the Board and the costs associated with the Meeting. Please confirm that Winthrop and/or NPDC will pay these costs in the event the Merger does not close.

Response 14

Accepted.  The confirmation has been added to the Proxy Statement.

Comment 15

With regards to the last paragraph before the heading “Shareholder Approval,” please add a statement that the Section 15(f) statutory safe harbor applies only if the two conditions are satisfied.

Response 15

Accepted.  The language has been added in the section titled “Other Information – Other Matters.”

Comment 16

Also, in connection with the same paragraph, please confirm that Wright has no affiliated brokerage business.

Response 16

Confirmed.  Wright Investors’ Service Distributors, Inc. (“WISDI”), which serves as the Funds’ distributor, is the only broker-dealer affiliated with the Funds.  WISDI does not execute brokerage transactions for the Funds’ portfolios.

*****

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Kasey Lekander at (617) 526-6901.

Very truly yours,

/s/ Peter M. Donovan
Peter M. Donovan
President

cc:           Timothy F. Silva, Esq.
Kasey L. Lekander, Esq.